UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

TRANSBOTICS CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

62881 20 3
(CUSIP Number)

John H. Robison
UVEST Financial Services Group
200 South College Street, 21st Floor
Charlotte, NC 28202
(704) 348-4178

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP No. 62881 20 3

1. Names of Reporting Persons
        IRS Indentification Nos. of Above Persons

        John H. Robison

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .........................................................................................................................................
(b)   X 3. SEC Use Only.

4. Source of Funds (See Instructions)     BK

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ( )

6. Citizenship or Place of Organization USA

	7.	Sole Voting Power 1,094,261
Number of Shares
	8.	Shared Voting Power 50,739*
Beneficially Owned by Each Reporting Person With
	9.	Sole Dispositive Power 1,094,261
	10.	Shared Dispositive Power 50,739*

11. Aggregate Amount Beneficially Owned by Each Reporting Person      1,145,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13. Percent of Class Represented by Amount in Row (11)        22.2%

14. Type of Reporting Person       IN

*See Item 5 of this Statement

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CUSIP No. 62881 20 3

1.  Names of Reporting Persons
       IRS Identification Nos. of Above Persons

       Robison-Oates Investment Fund, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .........................................................................................................................................
(b) X 3. SEC Use Only .

4. Source of Funds (See Instructions)         BK

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ( )

6. Citizenship or Place of Organization                 North Carolina

	7.	Sole Voting Power 975,000
Number of Shares
	8.	Shared Voting Power 0
Beneficially Owned by Each Reporting Person With
	9.	Sole Dispositive Power 975,000
	10.	Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person          975,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13. Percent of Class Represented by Amount in Row (11)         18.9%

14. Type of Reporting Person        OO

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Item 1. Security and Issuer

          This Statement on Schedule 13D relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of Transbotics Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 3400 Latrobe Drive, Charlotte, NC 28211.

Item 2. Identity and Background

         (a) The persons filing this Statement are John H. Robison ("Mr. Robison") and Robison-Oates Investment Fund, L.L.C., a North Carolina limited liability company (the "Fund"). Mr. Robison is the sole manager of the Fund.

         (b) The business address of Mr. Robison is UVEST Financial Services Group, 200 South College Street, 21st Floor, Charlotte, NC 28202. The Fund's address is c/o John H. Robison, UVEST Financial Services Group, 200 South College Street, 21st Floor, Charlotte, NC 28202.

         (c) Mr. Robison is Chairman and Chief Executive Officer of UVEST Financial Services Group, 200 South College Street, 21st Floor, Charlotte, NC 28202. The Fund's principal business is holding investments.

        (d) Neither Mr. Robison nor the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither Mr. Robison nor the Fund has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his or its being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, federal or state securities laws or found any violation with respect to such laws.

        (f) Mr. Robison is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

        On September 23, 2003, the Fund acquired 600,000 shares of Common Stock from the Company and a 6% Convertible Subordinated Note (the "Note") of the Company (convertible into 375,000 shares of Common Stock), all as part of a private placement by the Company described in Item 5(c) of this Statement. A bank (as defined in Section 3(a)(6) of the Securities Exchange Act of 1934) provided the funds for the Fund's investment, which transaction was in the bank's ordinary course of business.

Item 4. Purpose of Transaction

       The securities that are the subject of this Statement have been acquired by Mr. Robison, his spouse or the Fund as a long term-investment. Concurrently with the acquisition of certain of the securities by the Fund as described in Item 5(c), Mr. Robison was appointed to fill a vacancy on the Board of Directors of the Company. In his capacity as director, Mr. Robison will from time to time consider matters brought before the Board, which matters could include extraordinary corporate changes, nominations or appointments of persons to serve as directors or as executive officers, transactions involving acquisitions or dispositions of the Company's securities, changes in the Company's organizational documents or changes in capitalization. Mr. Robison may vote, or cause the Fund to vote, for the election of directors or with respect to other matters presented to the shareholders as he deems appropriate. From time to time, Mr. Robison may, or may cause the Fund to, purchase additional shares of Common Stock or dispose of any or all shares of Common Stock held by either of them.

        Except as described above, neither Mr. Robison nor the Fund has any plan or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition

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of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

          (a) The Fund is the beneficial owner of a total of 975,000 shares of Common Stock (or 18.9% of the outstanding shares of Common Stock*), consisting of 600,000 shares owned of record by the Fund and 375,000 shares which may be received upon the conversion of the Note (the "Conversion Shares") issued in the name of the Fund. As the sole manager of the Fund, Mr. Robison has the power to cause the Fund to vote, or to dispose of, securities that the Fund beneficially owns. Accordingly, pursuant to Rule 13d-3 under the Securities Exchange Act, Mr. Robison may be deemed the beneficial owner of a total of 1,145,000 shares of Common Stock (or 22.2% of the outstanding shares of Common Stock*), consisting of 119,261 shares owned of record by him, 50,739 shares owned of record by his spouse, 600,000 shares owned of record by the Fund and 375,000 Conversion Shares. The filing of this Statement shall not be construed as an admission that either Mr. Robison or the Fund is, for the purposes of Section 13(d), the beneficial owner of any securities covered by this Statement other than, with respect to Mr. Robison, the shares held directly by him or, with respect to the Fund, the securities held directly by it.

*Based on the information as to outstanding shares contained in the Company's Quarterly Report on Form 10-QSB for the period ended May 31, 2003, as adjusted to reflect the issuance of 1,200,000 shares of Common Stock as of September 23, 2003 and including the 375,000 Conversion Shares.            (b) The Fund has sole voting and dispositive power with respect to 975,000 shares of Common Stock (including the Conversion Shares). Mr. Robison has sole voting and dispositive power with respect to 1,094,261 shares of Common Stock, consisting of the shares held of record by him, the shares held of record by the Fund and the Conversion Shares. Mr. Robison may be deemed to have shared voting and dispositive power with respect to the 50,739 shares held by his spouse, Martha Barnes Robison ("Mrs. Robison"). Mrs. Robison is a United States citizen, her principal occupation is investor, and her address is 270 Colville Road, Charlotte, NC 28207. Mrs. Robison has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in

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her being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, federal or state securities laws or found any violation with respect to such laws.

         (c) On September 23, 2003, as part of a private placement pursuant to Regulation D under the Securities Act of 1933, as amended, the Company sold to the Fund 600,000 shares of Common Stock at $0.25 per share pursuant to a Subscription Agreement between the Fund and the Company and issued to the Fund a 6% Convertible Subordinated Note in the principal amount of $150,000. Interest on the Note is payable quarterly beginning November 30, 2003, and principal and unpaid interest are payable on September 30, 2013. The Note may be converted in whole, but not in part, at the option of the Fund into 375,000 shares of Common Stock at a conversion price of $0.40 per share. The Note may be redeemed by the Company in whole or in part at any time after September 30, 2006. Neither Mr. Robison nor the Fund has engaged in any other transactions in the Company's securities in the past 60 days.

        (d) Except as otherwise described in this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported as beneficially owned by Mr. Robison or the Fund.

        (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        In connection with the transaction described in Item 5(c) above, each of Mr. Robison and the Fund entered into an Investor Rights Agreement dated September 23, 2003 with the Company, Anthony Packer, Claude Imbleau, Rose Lynn Imbleau, Tommy Hessler, Curt Kennington and Mrs. Robison. Among other things, the Investor Rights Agreement provides for the registration of the Company's securities beneficially owned by Mr. Robison, Mrs. Robision or the Fund (and the other parties) in certain circumstances and provides rights that allow Mr. Robison, Mrs. Robison and the Fund (and the other parties) to maintain their proportionate interests in the Company in the event of certain issuances (or deemed issuances) of Common Stock by the Company. Neither Mr. Robison nor the Fund has entered into any other contract, arrangement, understanding or relationship with any other person with respect to the Company's securities, except as described in Item 5(c) above.

Item 7. Material to Be Filed as Exhibits

The following exhibits are filed as part of this Schedule 13D:

Exhibit 1:         Joint Filing Agreement dated October 3, 2003 between John H. Robison and
                       Robison-Oates Investment Fund, L.L.C.
Exhibit 2:         Subscription Agreement dated September 23, 2003 between the Fund and the Company
Exhibit 3:         $150,000 6% Convertible Subordinated Note
Exhibit 4:         Investor Rights Agreement dated September 23, 2003 among Transbotics Corporation,
                       John H. Robison, Robison-Oates Investment Fund, L.L.C., Martha Barnes Robison,
                      Anthony Packer, Claude Imbleau, Rose Lynn Imbleau, Tommy Hessler and
                      Curt Kennington

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Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2003                                             /s/ JOHN H. ROBISON
                                                                                    John H. Robison

Date: October 3, 2003                                                  ROBISON-OATES INVESTMENT FUND, L.L.C.
                                                                                    By: /S/ JOHN H. ROBISON
                                                                                               John H. Robison, Manager